Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Joel D Corriero

Partner

jcorriero@stradley.com

215.564.8528

December 13, 2022

Via EDGAR Transmission

Mr. Sonny Oh

U.S. Securities and Exchange Commission

Division of Investment Management – Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	Milliman Variable Insurance Trust (the “Trust”) Registration Statement on Form N-1A File No. 333-257356 / 811-23710

Dear Mr. Oh:

I am writing in response to comments you provided on December 1, 2022, to Post-Effective Amendment No. 12 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “Securities Act”) on October 6, 2022, to register shares of the series of the Trust identified on Appendix A attached hereto (each, a “Fund,” and collectively, the “Funds”). We will respond to comments provided to the Amendment in the form of a Post-Effective Amendment filed pursuant to Rule 485(b) under the Securities Act prior to or upon the effectiveness of the Amendment. I have reproduced your comments below, followed by our responses. All capitalized terms not otherwise defined in this letter have the meanings given to them in the Amendment.

General Comments

1.	Comments made with respect to a particular named Fund, to the extent applicable, apply to all other Funds in the Amendment. Where a comment is made in one location (e.g., summary section or the prospectus), it is applicable to all similar disclosure appearing elsewhere in the Amendment (e.g., statutory prospectus or the Statement of Additional Information (“SAI”)).

RESPONSE: The Trust acknowledges the staff’s comment.

Philadelphia, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL

A Pennsylvania Limited Liability Partnership

Prospectus Comments

Front Cover Page

2.	The disclosure indicates that the Funds may transact in over-the-counter (“OTC”) options. Please confirm whether the Funds will only transact in OTC options based on U.S. platforms. If these may be on foreign platforms, the staff may have additional comments.

RESPONSE: The Trust confirms that any OTC options transactions would be conducted on U.S. platforms.

Fund Summary

3.	Please ensure that all information in the Amendment that is currently incomplete and/or bracketed will be completed in the next filed Post-Effective Amendment pertaining to the Funds.

RESPONSE: The Trust acknowledges the staff’s comment and confirms that all information will be completed in the next Post-Effective Amendment pertaining to the Funds that is filed pursuant to Rule 485(b) under the Securities Act.

Fees and Expenses of the Fund

4.	Please provide a completed fee table and expense example in your response for each Fund.

RESPONSE: Each Fund is anticipated to have the same expenses and, therefore, the below fee table and expense example apply to all Funds:

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). This table and the example below do not include any fees or sales charges imposed by your variable product. If they were included, the expenses listed below would be higher.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Class 3
Management Fees	0.49%
Distribution and Service (12b-1) Fees	0.25%
Other Expenses(1)	0.50%
Acquired Fund Fees and Expenses(1)	0.08%
Total Annual Fund Operating Expenses	1.32%
Fee Waiver and/or Expense Reimbursement(2)(3)	(0.33)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.99%

(1)	“Other Expenses” and “Acquired Fund Fees and Expenses” are based on estimated amounts for the current fiscal year.

(2)	The Fund’s investment adviser, Milliman Financial Risk Management LLC (“Milliman”), has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit the Fund’s total annual Fund operating expenses (excluding taxes, interest, brokerage fees and commissions, Rule 12b-1 fees, acquired fund fees and expenses, short-sale dividend expenses, and extraordinary or non-routine expenses not incurred in the ordinary course of the Fund’s business) to 0.74% of the Fund's average daily net assets (the “Expense Limitation Agreement”) until at least April 29, 2024. During its term, the Expense Limitation Agreement cannot be terminated or amended to increase the applicable limit without approval of the Board of Trustees of the Trust (the “Board”). Milliman may recoup from the Fund any advisory fees waived or expenses reimbursed pursuant to the Expense Limitation Agreement for a period of three years from the date on which such waiver or reimbursement occurred; provided, however, that such recoupment shall not be made if it would cause the Fund’s total annual Fund operating expenses to exceed the lesser of (a) the expense limitation in effect at the time of the reimbursement, or (b) the expense limitation in effect at the time of recoupment, if any.
(3)	In addition to the Expense Limitation Agreement, Milliman has contractually agreed to waive its advisory fees in an amount equal to the Fund’s acquired fund fees and expenses until at least April 29, 2024 (the “Fee Waiver”). This contract cannot be terminated or modified without the consent of the Board.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. This example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels and that the Expense Limitation Agreement and Fee Waiver remain in place for their contractual periods. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

	1 Year	3 Years
Class 3	$101	$374

This example does not include any fees or sales charges imposed by your variable product. If they were included, the expenses listed above would be higher.

5.	The termination dates for fee waivers and/or expense reimbursement agreements in footnotes 2 and 3 in the fee tables for the Funds are blank. Please ensure those dates are at least one year from the effective date of the Amendment.

RESPONSE: The Trust confirms that the termination dates for such fee waivers and/or expense reimbursements will be at least one year from the effective date of the Amendment.

Performance

6.	Please supplementally provide the staff with the name of the broad-based index the Funds intend to use in the performance section.

RESPONSE: The Funds intend to use the S&P 500® Index as their broad-based index.

Additional Information About the Funds and the Risks of Investing

Additional Information About the Risks of Investing in the Funds

7.	The staff believes that the Operational Risk disclosure is not unique to the Fund and does not relate to its principal investments strategy and therefore should be deleted from the prospectus.

RESPONSE: The Trust confirms that the Operational Risk disclosure will be removed from the prospectus.

Management and Organization

Investment Adviser

8.	The amount of the investment adviser’s assets under management is as of December 31, 2021. Please update the information with a more recent date from the date of the prospectus.

RESPONSE: The Trust confirms that it will update the data as of a more recent date.

9.	Pursuant to Item 10(a)(1)(iii) of Form N-1A, with respect to the discussion regarding the basis of the Board approving the Advisory Agreement, please identify the period end date to be covered by the applicable report.

RESPONSE: The Trust acknowledges the staff’s comment and confirms that the applicable report will be identified in the first prospectus filed after a Fund commences investment operations.

SAI Comments

10.	In the table included under Trustees and Executive Officers of the Trust, the disclosure for Number of Funds in Fund Complex Overseen by Trustees is different between the Amendment and the other Post-Effective Amendments recently filed for the Trust. Please reconcile these differences so that all filings reference the same number of Funds.

RESPONSE: The Trust notes that these differences are intentional and not inconsistent. The Number of Funds in Fund Complex Overseen by Trustees in each filing includes only the existing series of the Trust plus the additional series included in the relevant filing. As filings go effective, the number of funds will be revised accordingly.

Part C Comments

11.	Please confirm that any documents incorporated by reference into the Amendment have been hyperlinked, as applicable.

RESPONSE: The Trust confirms that documents incorporated by reference into the Amendment will be hyperlinked to the extent required.

Additional Comments

12.	Please provide a response letter in the form of EDGAR correspondence at least several days before effectiveness of the Amendment. We remind you that the Trust and management are responsible for the accuracy of disclosure in the Amendment notwithstanding review or actions by the staff.

RESPONSE: The Trust acknowledges the staff’s comment.

* * *

Please direct any questions or additional comments to me at the above-referenced telephone number or to Alan Goldberg at (312) 964-3503 or Shawn Hendricks at (215) 564-8778.

Very truly yours,

/s/ Joel D. Corriero
Joel D. Corriero

cc:	Ehsan Sheikh
Alan Goldberg
Shawn Hendricks

Appendix A

1.	Milliman 6-Year Buffered S&P 500 with Par Up Outcome Fund - Apr (II)
2.	Milliman 6-Year Buffered S&P 500 with Par Up Outcome Fund - Jul (II)
3.	Milliman 6-Year Parred Down S&P 500 with Par Up Outcome Fund - Apr (II)
4.	Milliman 6-Year Parred Down S&P 500 with Par Up Outcome Fund - Jul (II)